UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                            --------------------

                                SCHEDULE 13-D


                  Under the Securities Exchange Act of 1934


                     CONTINENTAL INVESTMENT CORPORATION
                              (Name of Issuer)


                   Common Stock, Par Value $0.50 Per Share
                       (Title of Class of Securities)


                                211-515-10-1
                               (CUSIP Number)


                               Malcolm Kelso
                             4525 Manning Lane
                            Dallas, Texas 75220
                               (214) 902-8670
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 January 9, 1999
                        (Date of event Which Requires
                          Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

                            CUSIP NO. 211-515-10-1

   (1)  Name of Reporting                    Kelso & Roush, Inc.
        Persons. S.S. or                     (No Tax ID No.)
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a)  X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      PF

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of
        Organization                         State of Texas

                                  (7)  Sole Voting
                                       Power         3,000,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         3,000,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        3,000,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class
        Represented by Amount                        24.4%
        in Row (11)

  (14)  Type of Reporting
        Persons                                      CO

                            CUSIP NO. 211-515-10-1

   (1)  Name of Reporting
        Persons. S.S. or
        I.R.S.Identification                 Malcolm Kelso ("Kelso")
        No. of Above Person                  SSN ###-##-####

   (2)  Check the Appropriate
        Box if a Member of a                 (a)  X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      PF

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  State of Texas
        Organization

                                  (7)  Sole Voting   2,000,000 shares
                                       Power

  Number of Shares                (8)  Shared Voting 3,000,000 shares
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive   2,000,000 shares
                                       Power

                                 (10)  Shared
                                       Dispositive   3,000,000 shares
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by                       5,000,000 shares
        Each Reporting Person

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                            40.7%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting
        Persons                                     IN

                          CUSIP NO. 211-515-10-1

   (1)  Name of Reporting                    Edward W. Roush, Jr.
        Persons. S.S. or                     SSN ###-##-####
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a)  X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      PF

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of
        Organization                         State of Texas

                                  (7)  Sole Voting
                                       Power

  Number of Shares                (8)  Shared Voting 3,000,000 shares
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power

                                 (10)  Shared
                                       Dispositive   3,000,000 shares
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        3,000,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class
        Represented by Amount                        24.4%
        in Row (11)

  (14)  Type of Reporting
        Persons                                      IN

Item 1. Security and Issuer

        This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.50 par value per share (the "Shares"), of Continental Investment Corporation, a Georgia corporation (the "Company"), whose principal executive offices are located at 10254 Miller Road, Dallas, Texas 75238.

Item 2. Identity and Background

        (a) This Statement is filed by Malcolm Kelso ("Kelso"), an individual residing in the State of Texas, Edward W. Roush, Jr. ("Roush"), an individual residing in the State of Texas, and Kelso & Roush, Inc. ("KRI"), a Texas corporation. Kelso, Roush and KRI are hereinafter sometimes referred to collectively as the "Reporting Person."

        (b) and (c)

        The principal business address of Kelso is 4525 Manning Lane, Dallas, Texas 75220. The principal business of Kelso is investment banking.

        The principal business address of Roush is 3838 Oak Lawn, Suite
1150, Dallas, Texas 75219. The principal business of Roush is as investment banking, merger and acquisition activity, and is also an attorney.

        The principal business address of KRI is P.O. Box 797986, Dallas, Texas 75379-7986. KRI was formed to perform merchant banking activities.

        (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)   Kelso and Roush are citizens of the State of Texas.
KRI is a Texas corporation.

Item 3. Source and Amount of Funds or Other Consideration

        The purchase of the Company's Common Stock by Kelso was made with cash by Kelso from Sterritt Properties, Inc. The purchase of the Company's common stock by KRI was made by a promise to deliver to Sterritt Properties, Inc., the seller of the shares acquired by KRI, four shares of common stock of WasteMasters, Inc., a Maryland corporation, for each share acquired from Sterritt Properties, Inc. KRI has not yet acquired the shares of common stock of WasteMasters, Inc. which it is obligated to deliver to Sterritt Properties, Inc. KRI's obligation to Sterritt Properties, Inc. is secured by a promissory note issued by KRI to Sterritt Properties, Inc. in the principal amount of $3,000,000. At this time, KRI has not determined the source of funds which will be necessary to purchase the common stock of Wastemasters, Inc. which it is obligated to deliver to Sterritt Properties, Inc. or to pay the promissory note issued to Sterritt Properties, Inc.

Item 4. Purpose of the Transaction

       The Company's Common Stock was purchased by Kelso and KRI as the first step toward obtaining control of a majority of the issued and outstanding shares of common stock of the Company. Kelso, Roush and KRI intend to initiate action to influence the management of the Company and to replace the board of directors of the Company with their nominees at the next annual or special meeting of shareholders. Kelso, Roush and KRI are considering the purchase of additional shares of the Company's Common
Stock, either in the open market or in negotiated transactions.

Item 5. Interest in the Securities of the Issuer

        (a) and (b)

        Kelso is the beneficial owner of 2,000,000 shares of the Company's Common Stock, which totals 16.3% of the outstanding Common Stock, and may be considered the beneficial owner of 3,000,000 shares of the Company's Common Stock owned by KRI, which totals 24.4% of the Company's Common Stock, for an aggregage of 40.7% of the Company's Common Stock. Kelso, an individual, has the power to direct the vote or disposition of the shares beneficially owned by him as well as the shares owned by KRI.

        Roush may be considered the beneficial owner of 3,000,000 shares of the Company's Common Stock owned by KRI, which totals 24.4% of the Company's Common Stock. Roush, an individual, has the power to direct the vote or disposition of the shares owned by KRI.

        KRI is the beneficial owner of 3,000,000 shares of the Company's Common Stock, which totals 24.4% of the outstanding Common Stock. KRI, a corporation organized under the laws of the State of Texas, has the power to direct the vote or disposition of those shares. KRI is owned by Kelso and Roush, Jr. Kelso and Roush are the co-managing officers and directors of KRI. Kelso and Roush may be considered the beneficial owner of shares owned by KRI.

          (c) None

          (d) None

          (e) None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Kelso, Roush and KRI have orally agreed to utilize their shares of the Company's Common Stock to obtain control of a majority of the issued and outstanding shares of common stock of the Company, to influence the management of the Company and to replace the board of directors of the Company with their nominees at the next annual or special meeting of shareholders.

Item 7. Materials to be Filed as Exhibits

          None


                                 SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                    /s/ Malcolm Kelso
                                    MALCOLM KELSO, Individually


                                    /s/ Edward W. Roush, Jr.
                                    EDWARD W. ROUSH, JR., Individually


                                    Kelso & Roush, Inc., a Texas
                                    Corporation

                                    /s/ Malcolm Kelso
                                    Malcolm Kelso, President



Dated: January 20, 1999